Exhibit 99.2

FOR IMMEDIATE RELEASE

Investor Contact:	Media Contact:
Debbie Passik William Dunk & Partners (919) 929 – 4100 advisors@beecom.net	Sue Bohle The Bohle Company (310) 785 – 0515 Ext. 223 sue@bohle.com

ZINDART REPORTS REVENUE GROWTH, IMPROVEMENT IN BALANCE SHEET
FOR Q1 2005

Net Sales $22.2M Versus $19.7M a Year Ago;

Net Tangible Assets Up to $31.9M

     HONG KONG – Oct. 1, 2004 – Zindart Limited (Nasdaq NM: ZNDT) today reported results for the quarter ended June 30, 2004. Net sales for Q1 fiscal year 2005 were $22.2 million, a $2.5 million (13 percent) improvement over Q1 fiscal year 2004 revenues of $19.7 million. Net losses for the quarter were $0.9 million, or $0.10 per basic share, a 22 percent improvement over the $1.2 million, or $0.13 per basic share loss for Q1 fiscal year 2004.

     Zindart also reported that the company’s net tangible assets (stockholder’ equity less goodwill) have improved by $8.9 million due largely to the sale of the company’s Hua Yang Printing Division in May 2004. As of June 30, 2004, net tangible assets were $31.9 million, up from $23.0 million on March 31, 2004, resulting from the conversion of goodwill that had been associated with the company’s acquisition of the Hua Yang Printing Division into cash. This action also produced a positive current ratio and a dramatic improvement in the company’s debt-to-equity ratio.

- more -

     The year-on-year net sales growth was driven primarily by the Zindart Manufacturing operations, reporting increased orders from both current and new customers and full plant utilization. Manufacturing division revenues grew 22 percent to $14.1 million in Q1 fiscal year 2005, compared to $11.6 million in the same period the previous year.

     As noted in the company’s press release of July 6, 2004, the manufacturing division has been operating at full capacity during Q4, fiscal year 2004. Based on orders on-hand, the division is expected to continue achieving full plant utilization through the end of the calendar year. Peter Gardiner, Interim Chief Executive Officer (CEO), Zindart, said the revamping of the unit’s costs, delivery model and marketing, as previously reported, are now taking hold. Corgi Classics, the company’s die-cast collectible vehicle division, performed ahead of internal plan for the first quarter.

     “Zindart’s progress represents a steady turnaround, the result of a three-year overhaul of our operating structure, executive management and sales and marketing teams, in both divisions,” Gardiner said. “Zindart Manufacturing is operating at full capacity. Corgi’s new executive management team has made progress implementing a new, hard-hitting operating plan, from which we are already seeing results. Unnecessary costs have been slashed, several new product introductions have been implemented and new price points have been established in both the specialty and mass markets.”

- more -

     Zindart Manufacturing, which provides product design and high quality, turnkey manufacturing for companies looking for large volume orders of die-cast and plastic items for retail customers, has had consistent growth over the last year, a result of increased orders from traditional clients and the diversification of its product offering.

     A year ago, Zindart Manufacturing developed tooling and produced a line of home improvement products for market test by a new customer. This has resulted in a steady increase in volume of orders in an entirely new category of product. The company’s miniature die-cast vehicle offerings now include radio-controlled cars, another new category for the division.

     Corgi has been making strides to reposition the brand for dramatic growth in mass markets as well as in collector lines, Gardiner said. The toy and collector vehicle division is also expecting strong sales from the division’s new line of Batmobiles™. Warner Bros is expected to release a new Batman movie next summer.

     “George Volanakis, Corgi’s new CEO, has set into motion an aggressive marketing and sales plan with the specialty trade retailers, that have historically sold the Corgi line, and is developing new products for the mass market,” Gardiner said. “In fewer than five months, he has overcome the division’s inertia, installing seasoned executives known to him from his previous positions and other major toy companies in both the UK and U.S., and attacking the decline in Corgi’s core collectors business by introducing four new and highly creative product lines and adding incentives that have re-energized the sales force.”

- more -

     “George has also moved to exploit existing products and tooling to produce lower-priced products for the mass market, generating sales for the first time in all five of the top mass market retailers in the U.S. The impact of these introductions will begin to show up in the third and fourth quarters,” Gardiner said.

     In June, Corgi announced that the division plans to launch a new product line for girls. These products and the other new lines for retail sale will be on display at Toy Fair 2005 in New York and other major toy shows around the world in the forthcoming year.

     Corgi has also announced that the division plans to build its relationship with its sister company, Zindart Manufacturing, moving more product to that entity for manufacture. Currently, Zindart Manufacturing produces 64 percent of the Corgi products. Corgi plans to place increasing amounts of its products with the manufacturing unit, resulting in smoother product development and maximizing corporate profitability, Gardiner said.

     Selling, general and administrative expenses have increased 17 percent over the same period in the prior year in relation to increases in revenues, as well as unusual expenses related to legal expenses associated with litigation settled in May 2004, additional management restructuring efforts completed in Q1 fiscal year 2005, and the impact of UK pound to the dollar exchange rate increases on these expenses. Management noted that these Q1 fiscal year 2005 unusual expenses totaled approximately $0.9 million.

- more -

     “We are in the final phase of the strategic path we set out in 2001, when we undertook turning three locally-focused companies into a unified global marketing company,” Gardiner said. “Hua Yang has been built up and divested. Zindart Manufacturing is now operating at 100 percent. Globally-oriented management has been installed across the company.

     “We are now converting Corgi into an agile marketing company with reach beyond Great Britain. The financial operations of the company are being brought under one roof so we can obtain capital at an attractive cost and allocate it more efficiently. We are aiming to complete the final phase of our strategy by June 2005,” Gardiner concluded.

About Zindart

     Zindart Limited is a global manufacturer, supplying a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

     Zindart’s operating divisions include Corgi Classics and Zindart Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom and in the United States. Zindart Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

     Founded in 1978, Zindart is based in Hong Kong with offices in the United States and the United Kingdom.

# # #

     Certain statements in this release are forward-looking, including statements regarding potential transactions involving Zindart’s Corgi Classics subsidiary. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart’s products, changes in economic conditions, dependence on certain customers and other risks described in the company’s annual report on Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

ZINDART LIMITED AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share data)

	For the period ended
	June 30, 2004

	YTD	Prior Year

Net sales	$22,153	$19,674
Cost of goods sold	(15,881)	(13,683)

Gross profit	6,272	5,991
Selling, general, and administrative expenses	(7,929)	(6,771)

Operating loss	(1,657)	(780)
Other expense	(114)	(221)

Loss before income taxes and minority interests	(1,771)	(1,001)
Income tax benefit (expense)	389	(416)

Loss before minority interests	(1,382)	(1,417)
Minority interests	(46)	(89)

Loss from continuing operations	(1,428)	(1,506)
Gain on sale, net of loss (income) from discontinued operations	519	341

Net loss	$(909)	(1,165)

Loss per common share
- Basic	$(0.10)	$(0.13)

- Diluted	$(0.10)	$(0.13)

Weighted average number of common shares outstanding
- Basic	9,201,783	8,835,444

- Diluted	9,998,532	9,651,996

ZINDART LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

Assets	As of June 30, 2004	As of March 31, 2004

Current assets*	$51,938	$70,859
Long-term assets	24,216	24,957
Goodwill*	35,726	35,726

Total assets	$111,880	$131,542

Liabilities and Stockholders’ Equity
Current liabilities	$41,406	$60,520
Long-term and other liabilities	1,076	1,062
Minority interests	1,816	1,770
Stockholders’ equity	67,582	68,190

Total liabilities andstockholders’ equity	$111,880	$131,542

*	At March 31, 2004, $9,508K of goodwill was included in current assets under “assets of discontinued operations.”